Exhibit 99.1

October 19, 2020

SSR MINING TO ANNOUNCE THIRD QUARTER 2020 CONSOLIDATED

FINANCIAL RESULTS ON NOVEMBER 12, 2020

DENVER, CO & VANCOUVER, BC – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) (“SSR Mining”) announces the date for its third quarter 2020 consolidated financial results news release and conference call. Investors, media and the public are invited to listen to the conference call.

◾	News release containing third quarter 2020 consolidated financial results: Thursday, November 12, 2020, before markets open.

◾	Conference call and webcast: Thursday, November 12, 2020, at 5:00 pm EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast: http://ir.ssrmining.com/investors/events

◾	The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 5448
All other callers:	+1 (412) 317-0088, replay code 5448

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2019, the four operating assets produced over 720,000 ounces of gold and 7.7 million ounces of silver.

SSR Mining’s diversified asset portfolio is comprised of high margin, long-life assets along several of the world’s most prolific precious metal districts including the Çöpler mine along the Tethyan belt in Turkey; the Marigold mine along the Battle Mountain-Eureka trend in Nevada, USA; the Seabee mine along the Trans-Hudson Corridor in Saskatchewan, Canada; and the Puna mine along the Bolivian silver belt in Jujuy, Argentina. SSR Mining has an experienced leadership team with a proven track record of value creation. Across SSR Mining, the team has expertise in project construction, mining (open pit and underground), and processing (pressure oxidation, heap leach, and flotation), with a strong commitment to health, safety and environmental management.

SSR Mining intends to leverage its strong balance sheet and proven track record of free cash flow generation as foundations to organically fund growth across the portfolio and to facilitate superior returns to shareholders.

SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Michael McDonald, Director, Corporate Development & Investor Relations

SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (888) 338-0046 or +1 (604) 689-3846

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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